Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

August 14, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Pacer Funds Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-239908

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Salt High truBeta US Market ETF and Salt Low truBeta US Market ETF, each a series of ETF Series Solutions, into the Pacer Salt High truBeta US Market ETF and Pacer Salt Low truBeta US Market ETF, each a series of Pacer Funds Trust, respectively. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the "Commission") on July 17, 2020 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Malvern and the State of Pennsylvania on August 14, 2020.

Please direct questions or comments relating to this filing to Michael Barolsky at michael.barolsky@usbank.com.

Very truly yours,

/s/ Joe M. Thomson

Joe M. Thomson
President, Pacer Funds Trust